

**06008404**

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

*A/3 4/20*

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 42639 |

### FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/05_____ AND ENDING__12/31/05_____
                                            MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Ferguson, Settle & Associates, Inc.

| OFFICIAL USE ONLY |
| --- |
| 026478 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    6825 Summer Avenue
                             (No. and Street)

    Memphis                    TN                    38134
         (City)                      (State)                 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    James E. Ferguson                                (901) 372-9385
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Whaley, Richard
                         (Name – if individual, state last, first, middle name)

    7556 Hwy 70, Suite 101   Bartlett             TN           38133
     (Address)                   (City)                   (State)              (Zip Code)

**PROCESSED**
**MAY 2 5 2006**
**THOMSON FINANCIAL**

**RECEIVED**
**MAR 0 3 2006**
**152**

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# FERGUSON, SETTLE & ASSOCIATES INC.

## AUDIT REPORT AND FINANCIAL STATEMENTS

### DECEMBER 31, 2005

*Richard Whaley, CPA*
*7556 Highway 70, Suite 101*
*Bartlett, TN 38133*
*(901) 377-0600*

# RICHARD WHALEY, CPA

7556 Hwy. 70, Suite 101
Bartlett, Tn 38134

## INDEPENDENT AUDITOR'S REPORT

Ferguson, Settle & Associates Inc.
( a Subchapter S Corporation)
6825 Summer Avenue
Bartlett, TN 38134

I have audited the accompanying statement of assets, liabilities, and capital-income tax basis of Ferguson, Settle & Associates Inc. as of December 31, 2005, and the related statements of income and capital-income tax basis and cash flow-income tax basis for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As described in Note 2, these financial statements were prepared on the basis of accounting the company uses for income tax purposes, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and capital of Ferguson, Settle & Associates Inc., as of December 31, 2005, and the results of its operations and cash flows for the year then ended, on the basis of accounting described in Note 2.

Bartlett, Tennessee
February 21, 2006

# FERGUSON, SETTLE & ASSOCIATES INC.
## STATEMENT OF ASSETS, LIABILITIES AND CAPITAL
## INCOME TAX BASIS
## DECEMBER 31, 2005

### Assets

| | |
|---|---:|
| Cash in Bank | $11,602.46 |
| Accounts Receivable | 1,000.00 |
| Current Assets | 12,602.46 |
| | |
| Property and Equipment, at cost - Note 1: | |
| Computer equipment | 4,364.74 |
| Computer software | 1,579.64 |
| Office furniture & equipment | 1,391.55 |
| | 7,335.93 |
| Less accumulated depreciation | (7,335.93) |
| | |
| Total Assets | $12,602.46 |

### Liabilities and Stockholder's Equity

| | |
|---|---:|
| Liabilities | |
| Accounts Payable | $0.00 |
| Franchise and Excise Taxes Payable | 227.00 |
| Total Liabilities | 227.00 |
| | |
| Stockholder's Equity | |
| Capital Stock | 7,499.84 |
| Retained earnings | 4,875.62 |
| Total Stockholder's Equity | 12,375.46 |
| | |
| Total Liablitiies and Stockholder's Equity | $12,602.46 |

The accompanying notes are an integral part of this statement.

# FERGUSON, SETTLE & ASSOCIATES INC.
## STATEMENT OF INCOME AND CAPITAL
## INCOME TAX BASIS
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---:|
| Income from commissions and fees | $11,044.86 |
| | |
| Operating Expenses: | |
| Commissions | 5,879.56 |
| Office supplies and expense | 0.00 |
| Regulatory fees | 2,453.00 |
| Insurance | 2,546.00 |
| Professional Fees | 375.00 |
| Other taxes | 235.00 |
| Total operating expenses | 11,488.56 |
| | |
| Net operating profit (loss) | ($443.70) |
| | |
| Stockholder's equity, beginning of year | 12,819.16 |
| Stockholder's equity, end of year | $12,375.46 |

The accompanying notes are an integral part of this statement.

**FERGUSON, SETTLE & ASSOCIATES INC.**
**STATEMENT OF CASH FLOWS**
**INCOME TAX BASIS**
**FOR THE YEAR ENDED DECEMBER 31, 2005**

Cash Flows From Operating Activities:
  Net operating loss                                              ($443.70)

Cash Flows From Financing Activities:
  Decrease in Current Liabilities                            (205.61)
  Increase in Accounts Receivable                       (1,000.00)

Cash balance January 1, 2005                              13,251.77

Cash balance December 31, 2005                       $11,602.46

The accompanying notes are an integral part of this statement.

## Note 1 – Property and Equipment

The cost of property and equipment is depreciated over the statutory lives of the related assets as determined under the current Internal Revenue Code. Depreciation is computed accordingly, with the maximum allowable expense recorded where advantageous for income tax purposes.

## Note 2 – Accounting Basis

The company's policy is to prepare its financial statements using the income tax basis. The major impact of this policy is that depreciation expense is recorded in amounts materially different from the expense which would be recorded under generally accepted accounting principles.

## Note 3 – Income Taxes

Since the business operates as a subchapter S corporation, all income, deductions, and credits are reported by the stockholders on an individual income tax return. Consequently, no provision for income taxes is included in these statements.

## Note 4 – Related Party Transactions

The company leases office space from a related party. There is no formal lease agreement, and rent is paid in varying amounts as agreed upon by the parties. No rent was paid during 2005.

# SUPPLEMENTAL INFORMATION

My examination of the December 31, 2005 basic financial statements included in the preceding section of this report was made for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bartlett, Tennessee
February 21, 2006

## Computation of Net Capital Available Under Rule 15c3-1

| | |
|---|---|
| Ownership equity qualified for net capital – stockholder's equity | $ 12,375.46 |
| Liabilities subordinated to claims of general creditors allowable in Computation of net capital | -0- |
| | $ 12,375.46 |
| | |
| Less non-allowable assets | -0- |
| | |
| Net capital available | $ 12,375.46 |

## Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

| | |
|---|---|
| Minimum dollar net capital requirement | $ 5,000.00 |

I have examined Focus Report II A and found no material differences in the Net Capital Computation. Additionally, my examination revealed no material deficiencies or inadequacies in the internal control procedures of financial statements of Ferguson, Settle & Associates.

Bartlett, Tennessee
February 21, 2006

# FERGUSON, SETTLE & ASSOCIATES INC.

# SUPPLEMENTAL REPORT ON INTERNAL CONTROL MATTERS

## DECEMBER 31, 2005

*Richard Whaley, CPA*
*7556 Highway 70, Suite 101*
*Bartlett, TN 38133*
*(901) 377-0600*

# RICHARD WHALEY, CPA

7556 Hwy. 70, Suite 101
Bartlett, Tn 38134

Ferguson, Settle & Associates Inc.
 (a Subchapter S Corporation)
6825 Summer Avenue
Bartlett, TN 38134

In planning and performing my audit of the financial statements of Ferguson, Settle &
Associates Inc. for the year ended December 31, 2005, I considered its internal control in
order to determine my audit procedures for the purpose of expressing my opinion on the
financial statements and not to provide assurance on the internal control. However, I noted
certain matters involving internal control and its operation that I consider to be reportable
conditions under standards established by the American Institute of Certified Public
Accountants. Reportable conditions involve matters coming to my attention relating to
significant deficiencies in the design or operation of the internal control that, in my judgement,
could adversely affect the organization's ability to record, process, summarize, and report
financial data consistent with the assertions of management in the financial statements.

The reportable condition noted, which is not a material weakness, is described as follows:
There is an absence of segregation of duties due to the fact that the company's staff consists of
only one owner/employee.

A material weakness is a reportable condition in which the design of operation of one or more
of the internal control components does not reduce to a relatively low level the risk that errors
or fraud in amounts that would be material in relation to the financial statements being audited
may occur and not be detected within a timely period by employees in the normal course of
performing their assigned functions.

Included in the tests of internal controls, were tests to determine the adequacy and degree of
compliance with the company's Anti Money Laundering compliance program. The program
appears adequate to determine any potentially high risk areas for money laundering. No
weaknesses were noted for corrective action.

My consideration of internal control would not necessarily disclose all matters in internal
control that might be reportable conditions and, accordingly, would not necessarily disclose all
reportable conditions that are also considered to be material weaknesses as defined above.
However, the reportable condition described above is not believed to be a material weakness.

This report is intended solely for the information and use of management and the Securities
Division of the Tennessee Department of Commerce and Insurance.

Bartlett, Tennessee
February 21, 2006

*Telephone: Voice(901)377-0600*                    *Fax(901)377-1162*